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Exhibit 99.1

Report on Management's Assertion on Compliance with the Minimum Servicing Standards Set Forth in the
Uniform Single Attestation Program for Mortgage Bankers

Report of Independent Accountants

The Board of Directors
Aames Financial Corporation

    We have examined management's assertion, included in the accompanying report titled Report of Management, that Aames Financial Corporation (the Company) complied with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (USAP) during the year ended June 30, 2001. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Company's compliance based on our examination.

    Our examination was made in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

    In our opinion, management's assertion that the Company complied with the aforementioned requirements during the year ended June 30, 2001, is fairly stated, in all material respects.

    This report is intended solely for the information and use of the Board of Directors, audit committee, and the Company's private investors and is not intended to be and should not be used by anyone other than these specified parties.

                      /s/ ERNST & YOUNG LLP

Los Angeles, California
September 14, 2001

[LOGO]	Aames Financial Corporation	350 S. Grand Avenue 51st Floor Los Angeles, CA 90071	Tel: 323.210.5000

September 14, 2001

Report of Management on Compliance with the Minimum Servicing Standards Set Forth in the
Uniform Single Attestation Program for Mortgage Bankers

    We, as members of management of Aames Financial Corporation (the Company), are responsible for complying with the minimum servicing standards as set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers ("USAP"). We are also responsible for establishing and maintaining effective internal control over compliance with these standards. We have performed an evaluation of the Company's compliance with the minimum servicing standards as set forth in the USAP as of June 30, 2001 and for the year then ended. Based on this evaluation, we assert that during the year ended June 30, 2001, the Company compiled, in all material respects, with the minimum servicing standards set forth in the USAP.

    As of and for the same period, the Company had in effect a fidelity bond in the amount of $10,000,000.00 and an errors and omissions policy in the amount of $20,000,000.00.

/s/ A. JAY MEYERSON A. Jay Meyerson Chief Executive Officer

/s/ RONALD J. NICOLAS, JR. Ronald J. Nicolas, Jr. Executive Vice President Chief Financial Officer

/s/ DANIEL H. RELF Daniel H. Relf Executive Vice President, Loan Servicing

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  Exhibit 99.1
Report of Independent Accountants